7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

June 29, 2012

VIA EDGAR

Brion R. Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Re:       ING Prime Rate Trust (the “Registrant”)

SEC File Nos.  333-180973, 811-05410

SEC File Nos.  333-180985, 811-05410

Dear Mr. Thompson,

This letter responds to comments provided via telephone by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to William Bielefeld of Dechert LLP on June 28, 2012, in connection with the Registrant’s registration statements on Form N-2 filed on June 27, 2012 by the Registrant.  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.               Comment: In the Financial Highlights sections of the Prospectus, under the “Ratios to Average Net Assets Plus Borrowings” heading, the first and second columns, “Expenses (before interest and other fees related to revolving credit facility)” and “Expenses, prior to fee waivers and/or recoupments, if any” should be moved to after the 3rd column, “Expenses, net of fee waivers and/or recoupments, if any” such that they are not given greater prominence than the 3rd column.  Alternatively, the first and second column could be deleted.

Response:  In future filings for the Registrant, the Registrant intends to reorder the columns under “Ratios to Average Net Assets Plus Borrowings” to conform with the Staff’s comment.

2.               Comment:  On page 8 of the Prospectus, the Staff believes that the “Ratios to average net assets including Preferred Shares” and “Ratios of average net assets plus borrowings” information should be removed because they are not required by Form N-2 and further do not provide useful information to shareholders.

Response:  While the Registrant does not agree with the Staff’s characterization of this information, the Registrant, in future filings, will omit the “Ratios to average net assets including Preferred Shares.” However, regarding the “Ratios of average net assets plus borrowings,” the Registrant cannot commit to not presenting this information in future filings.  The Registrant continues to believe that presentation of this information is valuable to shareholders and would not create confusion for shareholders.  Further, the Registrant submits that it has been its longstanding practice to present this information to shareholders and that the presentation of this information is in accord with industry practice.  While we are mindful of the Staff’s position that this information is not technically required by Form N-2, we respectfully submit that the Registrant believes that it is permitted to include information, pursuant to General Instructions for Parts A and B to Form N-2, that is not required by the form provided the information is not incomplete, inaccurate or misleading.  Nevertheless, while the Registrant intends to continue to include the “Ratio of average net assets plus borrowings” in future filings, the Registrant will consider revising its financial highlights to give this ratio less prominence or include this ratio in its filings separately from the financial highlights.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650 or William J. Bielefeld of Dechert LLP at 202.261.3386.

Very truly yours,

/s/ Kristen Freeman
ING U.S. Legal Services

Attachments

cc:                                 Huey P. Falgout, Jr., Esq.

William J. Bielefeld, Esq.

Jeffrey S. Puretz, Esq.